

VIA FACSIMILE AND U.S. MAIL

August 9, 2007

Mr. W. James Scilacci
Senior Vice President and Chief Financial Officer
Mission Energy Holding Company
2600 Michelson Drive, Suite 1700
Irvine, California 92612

>   **Re: Mission Energy Holding Company**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed February 28, 2007**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2007**

Dear Mr. Scilacci:

We have reviewed your filings and have the following comment. We have limited our review of your filings to the issue we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Note 8. Financial Instruments, page 125

1. We note that MEHC parent company long-term debt is secured by the common stock of EME. Please explain to us why you are not required to file the financial statements of EME in the MEHC Form 10-K in accordance with Rule 3-16 of Regulation S-X. Otherwise, please revise to include the financial statements of EME.

*   *   *   *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief